REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Prime Acquisition Corp.
Hebei Province, PRC

We have audited the accompanying balance sheets of Prime Acquisition Corp. (a development stage company) as of March 30, 2011 and December 31, 2010, and the related statements of operations, stockholders' equity and cash flows for the period from January 1, 2011 to March 30, 2011, February 4, 2010 (inception) to December 31, 2010 and February 4, 2010 (inception) to March 30, 2011.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prime Acquisition Crop. (a development stage company) as of March 30, 2011 and December 31, 2010, and the results of its operations and its cash flows for the period from January 1, 2011 to March 30, 2011, February 4, 2010 (inception) to December 31, 2010 and February 4, 2010 to March 30, 2011,  in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath LLP

Sherman Oaks, California
April 5, 2011

PRIME ACQUISITION CORP.
(A CORPORATION IN THE DEVELOPMENT STAGE)
BALANCE SHEET

	March 30, 2011	December 31, 2010

ASSETS

Cash and cash equivalents	$393,390	$14,701
Investments held in trust	36,088,000	-
Prepaid expenses	64,450	2,700
Deferred offering costs	-	358,900
Fixed assets, net	2,850	2,983
Total assets	$36,548,690	$379,284

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Accrued expenses	$170,770	$247,577
Due to related party	73,263	12,759
Deferred underwriters fees	1,008,000	-
Notes payable to stockholders	-	150,000
Total liabilities	1,252,033	410,336

Ordinary shares, subject to possible redemption 2,988,000 and 0
shares stated at conversion value, respectively	29,939,760	-

STOCKHOLDERS' EQUITY
Ordinary shares, $.001 par value
Authorized 50,000,000 shares:
2,019,600 and 1,564,000 issued and outstanding, respectively	2,020	1,564
Additional paid-in capital	5,485,488	34,374
Deficit accumulated during the development stage	(130,611)	(66,990)
Total stockholders' equity	5,356,897	(31,052)
Total liabilities and stockholders' equity	$36,548,690	$379,284

See accompanying notes to the financial statements

PRIME ACQUISITION CORP.
(A CORPORATION IN THE DEVELOPMENT STAGE)
STATEMENT OF OPERATIONS

		For the period	For the period
	For the period	from February 4, 2010	from February 4, 2010
	from January 1, 2011	(Inception) to	(Inception) to
	to March 30, 2011	December 31, 2010	March 30, 2011

Operating expenses	$(63,621)	$(61,673)	$(125,294)
Formation costs	-	(5,317)	(5,317)

Total operating expenses	(63,621)	(66,990)	(130,611)

Operating loss	(63,621)	(66,990)	(130,611)

Net loss	$(63,621)	$(66,990)	$(130,611)

Weighted average shares outstanding basic and diluted	1,596,023	1,425,686

Basic and diluted net loss per share	$(0.04)	$(0.05)

See accompanying notes to the financial statements

PRIME ACQUISITION CORP.
(A CORPORATION IN THE DEVELOPMENT STAGE)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the period February 4, 2010 (Inception) to March 30, 2010

				Deficit
				Accumulated
				During the
	Ordinary Shares		Add'l paid-in	Development	Stockholders'
	Shares	Amount	Capital	Stage	Equity
Ordinary units issued February 18, 2010 for cash at $0.001 per share	1,408,750	$1,409	$-	$-	$1,409

Non-employee stock based compensation	-	-	34,374	-	34,374

Ordinary shares issued November 25, 2010 for cash at $0.001 per share	155,250	155	-	-	155

Net loss for the period February 4, 2010 (inception) to December 31, 2010	-	-	-	(66,990)	(66,990)

Balance at December 31, 2010	1,564,000	1,564	34,374	(66,990)	(31,052)

Forfeiture of Initial Shareholders units	(156,400)	(156)	156	-	-

Proceeds from sale of warrants in private placement	-	-	1,638,800	-	1,638,800

Proceeds from initial public offering net of offering costs and underwriter discounts of $2,305,344	3,600,000	3,600	33,691,056	-	33,694,656

Sale of unit purchase option to underwriters	-	-	100	-	100

Proceeds subject to possible conversion of 2,988,000 shares	(2,988,000)	(2,988)	(29,936,772)	-	(29,939,760)

Non-employee stock based compensation	-	-	57,774	-	57,774

Net loss	-	-	-	(63,621)	(63,621)

Balance at March 30, 2011	2,019,600	$2,020	$5,485,488	$(130,611)	$5,356,897

See accompanying notes to the financial statements

PRIME ACQUISITION CORP.
(A CORPORATION IN THE DEVELOPMENT STAGE)
STATEMENT OF CASH FLOWS

		For the period	For the period
	For the period	from February 4, 2010	from February 4, 2010
	from January 1, 2011 to	(Inception) to	(Inception) to
	March 30, 2011	December 31, 2010	March 30, 2011

Cash Flows from Operating Activities
Net Loss	$(63,621)	$(66,990)	$(130,611)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-employee stock based compensation	57,774	34,374	92,148
Depreciation expense	133	59	192
Changes in operating assets and liabilities
Prepaid expenses	(61,750)	(2,700)	(64,450)
Deferred offering costs	358,900	(358,900)	-
Accrued expenses	(76,807)	247,577	170,770
Due to related party	60,504	12,759	73,263
Net cash provided by (used in) operating activities	275,133	(133,821)	141,312

Cash Flows from Investing Activities
Funds placed in trust account from offerings	(36,088,000)	-	(36,088,000)
Purchases of fixed assets	-	(3,042)	(3,042)
Net cash used in investing activities	(36,088,000)	(3,042)	(36,091,042)

Cash Flows from Financing Activities
Proceeds from sale of ordinary units to founding stockholders	-	1,564	1,564
Proceeds from initial public offering	36,000,000	-	36,000,000
Proceeds from issuance of underwriter purchase option	100	-	100
Proceeds from private placement of insider warrants	1,638,800	-	1,638,800
Payment of underwriters fees and offering costs	(1,297,344)	-	(1,297,344)
Proceeds from notes payable to stockholders	-	150,000	150,000
Repayment of notes payable to stockholders	(150,000)	-	(150,000)
Net cash provided by financing activities	36,191,556	151,564	36,343,120

Net increase in cash	378,689	14,701	393,390

Cash, at beginning of period	14,701	-	-
Cash, at end of period	$393,390	$14,701	$393,390

Supplemental disclosure of non-cash financing activities
Deferred underwriters' commission included in proceeds from IPO	$1,008,000	$-	$1,008,000

See accompanying notes to the financial statements

NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Plan of Business Operations

Prime Acquisition Corp. (the “Company”) is a Cayman Islands limited life exempted company organized as a blank check company for the purpose of acquiring, through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, an operating business, or control of an operating business through contractual arrangements, that has its principal operations located in the greater China region.

The registration statement for the Company’s initial public offering (the “Offering”) was declared effective March 24, 2011. The Company consummated the Offering on March 30, 2011 and received net proceeds of $34,702,656, which included $1,008,000 in deferred underwriter’s fees, and $1,638,800 from the private placement sale of Insider Warrants (Note 3). Substantially all of the net proceeds from the Offering are intended to be generally applied toward consummating a business combination (“Business Combination”). The Company’s management has complete discretion in identifying and selecting a target business. There is no assurance that the Company will be able to successfully effect a Business Combination. Management has agreed that 100.2%, or $36,088,000, of the net proceeds from the Offering will be held in a trust account (“Trust Account”) until the earlier of (i) the completion of a Business Combination and (ii) liquidation of the Company. The placing of funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, prospective target businesses or other entities it engages execute agreements with the Company waiving any right in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions, and initial and continuing general and administrative expenses.

The Company, after signing a definitive agreement for the acquisition of a target business, is required to provide shareholders with the opportunity to redeem their shares for a pro rata portion of the Trust Account. In the event that shareholders owning 83% or greater of the total number of shares issued in the Offering (“Public Shares”) exercise their redemption rights, the Business Combination will not be consummated. All of the Company’s shareholders prior to the Offering, including all of the officers and directors of the Company (“Initial Shareholders”), have agreed to waive any redemption rights they may have in connection with the Business Combination.

With respect to a Business Combination which is consummated, any shareholder may demand that the Company convert his or her shares. Any shareholder will have the right to demand that such shareholder’s shares be converted into a pro rata share of the Trust Account, estimated to be approximately $10.02 per Public Share (or $9.99 per Public Share in the event the over-allotment option is exercised in full). The Company’s Memorandum and Articles of Association provides that the Company will continue in existence only until 18 months from the consummation of the Offering or 24 months from the consummation of the Offering if the period to complete a Business Combination has been extended. If the Company has entered into a letter of intent, memorandum of understanding or definitive agreement for a Business Combination, the period of time to consummate a Business Combination will be automatically extended by an additional six months for the purpose of consummating such Business Combination.  If the Company has not completed a Business Combination by such dates, this will trigger the winding up of the Company and it will liquidate and distribute the proceeds held in the Trust Account to the Public Shareholders.

Note 2 — Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Geographical Risk

The Company’s operations, if a Business Combination is consummated outside the United States, will be subject to local government regulations and to the uncertainties of the economic and political conditions of those areas.

Income Taxes

The Company was incorporated as a Cayman Island exempted company and therefore the Company is not currently subject to income tax. Upon consummation of an acquisition as contemplated, the Company maybe subject to income tax depending on the jurisdiction and nature of the merged entity’s operations.

Redeemable Common Stock

The Company accounts for redeemable common stock in accordance with Accounting Standards Codification 480-10-S99 “Classification and Measurement of Redeemable Securities” which provides that securities that are redeemable for cash or other assets are classified outside of permanent equity if they are redeemable at the option of the holder. In addition, if the redemption causes a liquidation event, the redeemable securities should not be classified outside of permanent equity. Accordingly, 2,988,000 shares of common stock sold in the Offering are classified outside of permanent equity at redemption value. The Company recognizes changes in the redemption value in the period they occur and adjusts the carrying value of the redeemable common stock to equal its redemption value at the end of each reporting period.

Share-Based Compensation

Share-based compensation expense related to non-employee options is recognized in accordance with Accounting Standards Codification Topic 505-50 “Equity-Based Payments to Non-Employees” for equity instruments issued to other than employees for acquiring goods and or services.

The Company estimates the fair value of option awards using the Black-Scholes option pricing model. Determining the fair value of awards under this model represents management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment.

Earnings per Share

Basic earnings per share is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the period. The 1,564,000 ordinary shares issued to the Company’s Initial Shareholders were issued for $0.001 per share, which is considerably less than the Offering per share price; such shares have been assumed to be retroactively outstanding for the period since inception.

For the period from February 4, 2010 (inception) to March 30, 2011, potentially dilutive securities are comprised of:

		For the period	For the period
	For the period	from February 4, 2010	from February 4, 2010
	from January 1, 2011	(Inception) to	(Inception) to
	to March 30, 2011	December 31, 2010	March 30, 2011

Warrants to purchase common stock	7,192,667	-	7,192,667
Options to purchase common stock	55,000	55,000	55,000
Total potential dilutive securities	7,247,667	55,000	7,247,667

The warrants and options have been excluded from the computation of fully diluted loss per share as their effect is anti-dilutive.

Recent Accounting Pronouncements

The adoption of recently effective accounting standards did not have a material effect on the Company’s financial statements nor does the Company believe that any other recently issued, but not yet effective, accounting standards will have a material effect on the Company’s financial position or results of operations when adopted.

Note 3 — Initial Public Offering

On March 24, 2011, the Company sold 3,600,000 Units, at an Offering price of $10.00 per unit, generating gross proceeds of $36,000,000. Each Unit consists of one ordinary share, $0.001 par value, of the Company and one Redeemable Purchase Warrant (“Warrant”). Each Warrant will entitle the holder to purchase from the Company one ordinary share at an exercise price of $7.50 commencing upon the later of completion of a Business Combination or March 30, 2012 and expiring on March 30, 2016, unless earlier redeemed. The Company may redeem the Warrants, at a price of $0.01 per Warrant upon 30 days notice while the Warrants are exercisable, only in the event that the last sale price of the ordinary shares is at least $15.00 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given. If the Company redeems the Warrants as described above, the Founder warrants and the Placement Warrants may be exercised on a “cashless basis.’' In such event, the holder would pay the exercise price by surrendering his Warrants for that number of ordinary shares equal to the quotient obtained by dividing (X) the product of the number of ordinary shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (Y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to holders of Warrants. In accordance with the warrant agreement relating to the Warrants to be sold and issued in the Offering, the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants. The Company will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration is not effective at the time of exercise, the holder of such Warrant shall not be entitled to exercise such Warrant and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the warrant exercise. Consequently, the Warrants may expire unexercised and unredeemed.

In connection with the Offering the Company granted the underwriters a 45-day option to purchase up to 540,000 additional Units solely to cover over-allotments. If the over-allotment option is exercised the Company will have issued a total of 4,140,000 Units resulting in gross proceeds of $41,400,000. As of March 30, 2011 the underwriters had not exercised this option.

The Company has agreed to pay the underwriters in the Offering an underwriting discount of 5% of the gross proceeds of the Offering. However, the underwriters have agreed that 2.8% of the underwriting discounts will not be payable unless and until the Company completes a Business Combination and have waived their right to receive such payment upon the Company's liquidation if it is unable to complete a Business Combination.

On March 24, 2011, certain of the initial stockholders purchased an aggregate of 2,185,067 warrants (the “Placement Warrants”) from the Company in a private placement pursuant to the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended. The Placement Warrants were sold for a total purchase price of $1,638,800 or $0.75 per warrant. The private placement took place immediately prior to the consummation of the Offering. The Placement Warrants are identical to the Warrants contained in the Units except that the Placement Warrants may be exercised on a cashless basis at any time after a Business Combination even if there is not an effective registration statement relating to the shares underlying the Warrants so long as such Warrants are held by these individuals or their affiliates and are subject to certain transfer restrictions. Pursuant to that certain Placement Warrant Purchase Agreement, the purchasers have agreed that, with certain exceptions for certain gifts to family members, by virtue of the laws of descent, and pursuant to a qualified domestic relations order, the Placement Warrants will not be sold or transferred by them until after we have completed a business combination.

In addition, at the closing of the Offering, the Company issued a unit purchase option, for $100, to the representative of the underwriters and/or its designees to purchase 215,000 Units at an exercise price of $12.00 per unit. The units issuable upon exercise of this option are identical to the units being offered in the Offering. The Company accounted for the fair value of the unit purchase option, inclusive of the receipt of $100 cash payment, as an expense of the Offering resulting in a charge directly to stockholders’ equity. The Company estimated that the fair value of this unit purchase option is approximately $1,220,400 (approximately $3.39 per unit) using a Black-Scholes option-pricing model.

The fair value of the unit purchase option granted to the underwriter is estimated as of the date of grant using the following assumptions: (1) expected volatility of 43.55%, (2) risk-free interest rate of 1.44% based on the five year U.S. Treasury Note and (3) expected life of 5 years. The volatility assumption is based on the average of two merged post blank check company's operating in the greater China region in uncorrelated sectors (media and agriculture). Thus, the Company believes that the volatility estimate is comprehensive enough, considering that the Company does not have a specific target industry in mind yet. The Company believes also that the volatility estimate calculated is a reasonable benchmark to use in estimating the expected volatility of the Company’s Units. Although an expected life of five years was used in the calculation, if the Company does not consummate a business combination within the prescribed time period and automatically dissolves and subsequently liquidates its trust account, the option will become worthless. The unit purchase option may be exercised for cash. The Company will have no obligation to net cash settle the exercise of the unit purchase option or the Warrants underlying the unit purchase option. The holder of the unit purchase option will not be entitled to exercise the unit purchase option or the Warrants underlying the unit purchase option unless a registration statement covering the securities underlying the unit purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the unit purchase option or underlying Warrants, the unit purchase option or Warrants, as applicable, will expire worthless.

Note 4 — Related Party Transactions

The Company had entered into three non-interest bearing unsecured promissory notes with two directors of the Company in an aggregate principal amount of $150,000. The notes were repaid on March 30, 2011 with proceeds from the Offering.

From time to time Company’s executives incur expenses on behalf of the Company for various office and travel expenses.  As of March 30, 2011 the Company owed the executives $73,263, all of which was to be repaid after the completion of the Offering.

The Company has agreed to pay Kaiyuan Real Estate Development a total of $7,500 per month for office space, administrative services and secretarial support for a period commencing March 30, 2011 and ending on the earlier of our consummation of a Business Combination or our liquidation. Kaiyuan Real Estate Development is an affiliate of Mr. Yong Hui Li, the Company’s chairman.

Note 5 — Shareholder's Equity

Common Shares

The Company is authorized to issue up to 50,000,000 ordinary shares, par value $0.001 per share. The holders of the ordinary shares are entitled to one vote for each ordinary share.

As of March 30, 2011 there were 5,007,600 units outstanding, of which 183,600 units (including the ordinary shares and warrants included in the units) will be forfeited by the founders for no consideration on a pro rata basis to the extent that the underwriters' over-allotment option is not exercised in full. In addition, 250,200 founder units (or 287,730 founders’ units if the over-allotment option is exercised in full), and the underlying ordinary shares and warrants will be forfeited by the founders in the event the last sales price of the Company’s ordinary shares does not equal or exceed $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for at least one period of 20 trading days within any 30-trading day period within 12 months following the closing of an initial Business Combination. An additional 250,200 founder units (or 287,730 founders’ units if the over-allotment option is exercised in full), and the underlying ordinary shares and warrants will be forfeited for no consideration in the event the last sales price of the Company’s ordinary shares does not equal or exceed $13.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for at least one period of 20 trading days within any 30-trading day period between 12 and 24 months following the closing of an initial Business Combination.

Note 6 – Non-Employee Share-Based Compensation

On February 25, 2010 the Company’s board of directors authorized the issuance of up to 220,000 stock options, each option to purchase one ordinary share of the Company to directors, employees and consultants of the Company for services to be provided prior to the consummation of the Offering.  The ordinary shares underlying the options will be restricted from receiving any funds held in the trust account.

On December 3, 2010 the Company’s board of directors authorized the additional issuance of 35,000 stock options, each option to purchase one ordinary share of the Company to officers or directors of the Company.  The ordinary shares underlying the options will be restricted from receiving any funds held in the trust account.  This additional authorization brings the total stock options authorized as of March 30, 2011 to 55,000.

In connection with the authorization, the Company granted a total of 9,500 options to certain non-employee consultants for services to be provided over a two year period that vest quarterly and 35,000 options to certain officers or directors over a two and a half year period that vest quarterly. In addition the Company granted certain consultants 10,500 options which vest upon such consultants meeting certain performance requirements.

The following table summarizes the non-employee stock option activity for the period from February 4, 2010 (inception) to March 30, 2011:

	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value
Outstanding at February 4, 2010 (inception)	-	$0.001	-	$-
Granted	55,000
Exercised	-	0.001	-	-
Canceled	-	-	-
Outstanding at December 31, 2010	55,000	0.001	6.22	530,679
Granted	-
Exercised	-
Canceled	-
Outstanding at March 30, 2011	55,000	0.001	6.22	530,679
Exercisable at March 30, 2011	9,550	0.001	6.22	92,147

The fair value assigned to the vested increments of these awards was estimated at the date of vesting using the Black-Scholes option-pricing model with the following assumptions:

Period from
February 4, 2010
(inception) to
March 30, 2011
Risk-free interest rate	1.47%
Expected term (in years)	6.46
Weighted average expected stock price volatility	43.55%
Expected dividend yield	0%
Exercise price	$0.001
Fair value of the underlying stock	$10.00
Weighted average grant-date fair value of options granted	$9.6487

Management used the following assumptions for the Black-Scholes inputs: On the option grant date, a current stock price of $9.65 was used for determining the fair value of the Company’s stock. This was based on observations of market prices for comparable shares of common stock for similar companies who have completed IPO’s, an expected volatility based on the average expected volatilities of a sampling of three companies with similar attributes to the Company, including: industry, stage of life cycle, size and financial leverage, an expected dividend rate of 0% based on management plan of operations, a risk free interest rate based on the current U.S. Treasury 5-year Treasury Bill and an expected forfeiture rate of 0%.

Management’s estimated fair value of the common stock of $9.65 differs from the IPO price of $10.00 by $0.35. This difference is attributable to the additional value of the warrant to purchase one share of common stock included in the IPO units. Management determined this difference as noted above by observing current market prices for common stock and separately trading public warrants for comparable public companies.

The fair value of the outstanding unvested shares will be recognized when the performance completion date has occurred and the options vest.

Share-based compensation expense from non-employee stock options totaled $57,774, $34,374 and $92,148 for the period ended March 30, 2011 and the periods from February 4, 2010 (inception) to December 31, 2010 and March 30, 2011, respectively.

The amount of unearned share-based compensation expense from non-employee stock options as of March 30, 2011 was $438,549.